Exhibit 99.3

SOLICITING DEALER FORM

Nutrien Ltd.

Offers to Exchange

All Outstanding Securities Below Pursuant to the Prospectus (as defined below)

THE EXCHANGE OFFERS WILL EXPIRE AT 12:00 MIDNIGHT (THE LAST MINUTE OF THE DAY), NEW YORK CITY TIME, ON APRIL 6, 2018, UNLESS EXTENDED (AS EXTENDED OR OTHERWISE, THE “EXPIRATION TIME”). BY TENDERING YOUR POTASHCORP NOTES AND/OR AGRIUM NOTES FOR EXCHANGE, YOU WILL BE DEEMED TO HAVE VALIDLY DELIVERED YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THAT SPECIFIC SERIES OF POTASHCORP NOTES AND/OR CLASS OF AGRIUM NOTES. HOLDERS WILL BE ENTITLED TO RECEIVE THE EARLY PARTICIPATION PREMIUM FOR THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES ONLY IF THEY VALIDLY TENDER THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON MARCH 23, 2018.

The Exchange Agent for the exchange offers and consent solicitations is:

D.F. King & Co., Inc.

By Facsimile: (For Eligible Institutions only) Attention: Andrew Beck Confirmation by Telephone: (212) 269-5552 Confirmation by Facsimile: (212) 709-3328	48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck	Banks and Brokers Call: (212) 269-5550 All Others Call Toll Free: (866) 745-0270

The Information Agent for the exchange offers and consent solicitations is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Andrew Beck

Email: ntr@dfking.com

Banks and Brokers Call:

(212) 269-5550

All Others Call Toll Free:

(866) 745-0270

This form must be delivered to the Exchange Agent/Information Agent, as set forth above. The instructions contained herein should be read carefully before this form is completed.

All capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the prospectus supplement, dated March 12, 2018 (together with the accompanying prospectus, the “Prospectus”), of Nutrien Ltd. (the “Company”), relating to the Company’s offers to exchange (collectively, the “Exchange Offers”) all outstanding notes issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and debentures issued by Agrium Inc. (“Agrium”) of each of the series specified below for the corresponding series of notes issued by the Company (collectively, the “Securities”), and solicitation of consents to amend the indentures governing the Securities. The Exchange Offers are open to all registered holders (individually, a “Holder,” collectively, the “Holders”) of the applicable series of Securities.

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged (collectively, the “PotashCorp Notes”)	Issued under PotashCorp Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the “New Nutrien Notes”)
$500,000,000	6.500% Senior Notes due 2019	February 27, 2003	73755LAF4	6.500% Senior Notes due 2019

$500,000,000	4.875% Senior Notes due 2020	February 27, 2003	73755LAH0	4.875% Senior Notes due 2020

$750,000,000	3.625% Senior Notes due 2024	February 27, 2003	73755LAL1	3.625% Senior Notes due 2024

$500,000,000	3.000% Senior Notes due 2025	February 27, 2003	73755LAM9	3.000% Senior Notes due 2025

$500,000,000	4.000% Senior Notes due 2026	February 27, 2003	73755LAN7	4.000% Senior Notes due 2026

$500,000,000	5.875% Senior Notes due 2036	February 27, 2003	73755LAD9	5.875% Senior Notes due 2036

$500,000,000	5.625% Senior Notes due 2040	February 27, 2003	73755LAK3	5.625% Senior Notes due 2040

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged (collectively, the “Agrium Notes”)	Issued under Agrium Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the “New Nutrien Notes”)
$500,000,000	6.750% Debentures due 2019	May 16, 2006	008916AH1	6.750% Senior Notes due 2019

$500,000,000	3.150% Debentures due 2022	May 16, 2006	008916AK4	3.150% Senior Notes due 2022

$500,000,000	3.500% Debentures due 2023	May 16, 2006	008916AL2	3.500% Senior Notes due 2023

$550,000,000	3.375% Debentures due 2025	May 16, 2006	008916AP3	3.375% Senior Notes due 2025

$125,000,000	7.800% Debentures due 2027	January 31, 1997	008916AC2	7.800% Senior Notes due 2027

$450,000,000	4.125% Debentures due 2035	May 16, 2006	008916AQ1	4.125% Senior Notes due 2035

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged (collectively, the “Agrium Notes”)	Issued under Agrium Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the “New Nutrien Notes”)
$300,000,000	7.125% Debentures due 2036	May 16, 2006	008916AG3	7.125% Senior Notes due 2036

$500,000,000	6.125% Debentures due 2041	May 16, 2006	008916AJ7	6.125% Senior Notes due 2041

$500,000,000	4.900% Debentures due 2043	May 16, 2006	008916AM0	4.900% Senior Notes due 2043

$500,000,000	5.250% Debentures due 2045	May 16, 2006	008916AN8	5.250% Senior Notes due 2045

IN ORDER TO BE ELIGIBLE TO RECEIVE THE SOLICITING DEALER FEE (AS DEFINED BELOW), A PROPERLY COMPLETED SOLICITING DEALER FORM MUST BE RECEIVED BY THE EXCHANGE AGENT AND INFORMATION AGENT PRIOR TO THE EXPIRATION TIME. THE COMPANY SHALL, IN ITS SOLE DISCRETION, DETERMINE WHETHER A SOLICITING DEALER HAS SATISFIED THE CRITERIA FOR BEING ELIGIBLE TO RECEIVE A SOLICITING DEALER FEE (INCLUDING, WITHOUT LIMITATION, THE SUBMISSION OF THE APPROPRIATE DOCUMENTATION WITHOUT DEFECTS OR IRREGULARITIES AND IN RESPECT OF BONA FIDE TENDERS). THE PAYMENT OF SOLICITING DEALER FEE TO ELIGIBLE DEALERS IS SUBJECT TO CONSUMMATION OF THE APPLICABLE EXCHANGE OFFER UPON THE TERMS SET FORTH IN THE PROSPECTUS. NO SOLICITING DEALER FEES WILL BE PAID IN RESPECT OF AN EXCHANGE OFFER IF SUCH EXCHANGE OFFER IS NOT CONSUMMATED, AND SUCH FEE IN RESPECT OF A CONSUMMATED EXCHANGE OFFER WILL BE PAYABLE UPON SUCH CONSUMMATION ONLY UPON REQUEST BY THE SOLICITING DEALERS AND PRESENTATION OF SUCH SUPPORTING DOCUMENTATION WHICH THE COMPANY MAY REASONABLY REQUEST. THE COMPANY WILL ALSO REIMBURSE BROKERAGE HOUSES AND OTHER CUSTODIANS, NOMINEES AND FIDUCIARIES FOR THEIR REASONABLE OUT-OF-POCKET EXPENSES INCURRED IN FORWARDING COPIES OF THE PROSPECTUS AND RELATED DOCUMENTS TO THE BENEFICIAL OWNERS OF THE SECURITIES. THE COMPANY WILL PAY ALL TRANSFER TAXES, IF ANY, WITH RESPECT TO THE TENDERED SECURITIES. YOU MUST RETURN THE SOLICITING DEALER FORM SET FORTH ON ANNEX A HERETO TO THE EXCHANGE AGENT AND INFORMATION AGENT TO RECEIVE THE SOLICITING DEALER FEE.

ANNEX A

SOLICITING DEALER FORM

As described in the Prospectus, the Company has agreed to pay a soliciting dealer fee equal to $2.50 for each $1,000 principal amount of Securities that are validly tendered and accepted for exchange pursuant to the Exchange Offers (the “Soliciting Dealer Fee”) to retail brokers that are appropriately designated by their beneficial holder clients to receive this fee, provided that such fee will only be paid with respect to tenders by beneficial holders whose aggregate principal amount of Securities is $250,000 or less. Soliciting Dealer Fees will only be paid to retail brokers upon consummation of the applicable Exchange Offers upon the terms set forth in the Prospectus. The Company reserves the right to audit any soliciting dealer to confirm bona fide submission of this form. The Company shall, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for being eligible to receive a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of Securities that are validly tendered and accepted for exchange pursuant to the Exchange Offers).

PAYMENT DETAILS

Name of Firm:

Attention:

Address:

Phone Number:

Taxpayer Identification:

Signature:

Wire Instructions (if applicable)

Bank:

Account Name:

Account Number:

Routing Number:

Swift Number:

(Medallion Stamp Required)

By signing this form you hereby confirm that your request for the Soliciting Dealer Fee is bona fide and has been made on behalf of accounts for separate individual beneficial holders whose aggregate principal amount of Securities is $250,000 or less and that validly tendered their

Securities. Failure to properly complete and execute this form will render the form defective and the Company will not honor your request. Any questions as to what constitutes beneficial ownership should be directed to the Exchange Agent and Information Agent.

To avoid or reduce applicable backup and other U.S. withholding taxes on payments of the Soliciting Dealer Fee, prior to the Expiration Date (i) each broker that is a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), should provide to the Exchange Agent and Information Agent a properly completed and duly executed Internal Revenue Service (“IRS”) Form W-9 or otherwise establish an exemption from backup withholding, and (ii) each broker that is not a “United States person” within the meaning of the Code should provide to the Exchange Agent and Information Agent a properly completed and duly executed applicable IRS Form W-8. Each of the forms referenced in the preceding sentence can be found on the IRS website: www.irs.gov. Failure to timely provide the applicable form by any broker may result in amounts being withheld by the Company from the payment of the Soliciting Dealer Fee payable to such broker.

The delivery of this form by a soliciting dealer will constitute a representation by it that (1) it has complied with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in connection with such solicitation; (2) it is eligible to receive such compensation for such solicitation under the terms and conditions of the Prospectus; (3) in soliciting tenders of Securities, it has used no solicitation materials other than those furnished by the Company; (4) each Holder that it has solicited has received a copy of the Prospectus and related Letter of Transmittal, or concurrently with such solicitation it provided the Holder with a copy of the Prospectus and related Letter of Transmittal; (5) it is (i) a broker or dealer in securities which is a member of any national securities exchange in the United States or of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or (ii) a bank or trust company located in the United States, or (iii) if it is a foreign broker or dealer not eligible for membership in the FINRA, it has agreed to conform to FINRA’s Rules of Fair Practice in soliciting consents outside the United States to the same extent as though it were a FINRA member; and (6) no Soliciting Dealer Fee has been requested or paid with respect to Securities as to which a tender was made for its own account.

SOLICITING DEALERS SHOULD TAKE CARE TO ENSURE THAT PROPER RECORDS ARE KEPT TO DOCUMENT THEIR ELIGIBILITY TO RECEIVE ANY SOLICITING DEALER FEE. THE COMPANY AND THE EXCHANGE AGENT AND INFORMATION AGENT RESERVE THE RIGHT TO REQUIRE ADDITIONAL INFORMATION AT THEIR DISCRETION, AS DEEMED WARRANTED.

If the space provided in the table below is inadequate, the required information should be listed on a separate schedule and attached to this form.

POTASHCORP NOTES

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4
6.500% Senior Notes due 2019	73755LAF4

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0
4.875% Senior Notes due 2020	73755LAH0

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1
3.625% Senior Notes due 2024	73755LAL1

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9
3.000% Senior Notes due 2025	73755LAM9

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7
4.000% Senior Notes due 2026	73755LAN7

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9
5.875% Senior Notes due 2036	73755LAD9

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3
5.625% Senior Notes due 2040	73755LAK3

AGRIUM NOTES

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1
6.750% Debentures due 2019	008916AH1

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4
3.150% Debentures due 2022	008916AK4

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2
3.500% Debentures due 2023	008916AL2

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3
3.375% Debentures due 2025	008916AP3

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2
7.800% Debentures due 2027	008916AC2

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1
4.125% Debentures due 2035	008916AQ1

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3
7.125% Debentures due 2036	008916AG3

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7
6.125% Debentures due 2041	008916AJ7

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0
4.900% Debentures due 2043	008916AM0

Security Tendered	CUSIP No.	Participant Number	VOI Number	Quantity
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8
5.250% Debentures due 2045	008916AN8